Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

May 9, 2007

PACIFIC ASIA CHINA ENERGY INC CLOSES SECOND TRANCHE

OF PRIVATE PLACEMENT

Pacific Asia China Energy Inc. (“PACE”) announces that it has completed the second and final tranche of its non-brokered private placement financing. The second closing raised C$3.06 million from retail investors, in addition to C$5.4 million from institutional investors in the first closing, announced on April 9th 2007. The private placement raised a total of C$8.46 million.

The offering consists of units at C$.55 per unit. Each unit includes 1 common share and ½ common share purchase warrant.  Each full warrant entitles the holder to purchase one common share of PACE at an exercise price of C$.65 for a period of twenty-four months following the closing of the financing. The warrants will not be listed on any Exchange.

All shares and warrants issued from this offering will be subject to a hold period of four months from the date of issuance. Proceeds will be used for the planned pilot drilling program at the Company's Guizhou CBM project (see news release March 15, 2007) and for general working capital.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, as well as CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Scott Koyich

DSK Consulting Ltd.

"Devinder Randhawa"

Ph: (403) 215-5979

skoyich@pace-energy.com

Devinder Randhawa, Chairman and CEO

THE  TSX VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT  RESPONSIBILITY FOR  THE  ADEQUACY  OR  ACCURACY OF  THIS  NEWS  RELEASE.